================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        ---------------------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934.

                                  Powergen plc
                            (Name of Subject Company)

                                     E.ON AG
                        (Name of Filing Person (Offeror))

                          Ordinary Shares of 50p each,
                                       and
   American Depositary Shares evidenced by American Depositary Receipts, each
        American Depositary Share evidencing Ordinary Shares of 50p each
                         (Title of Class of Securities)

                             G7203R 178, 7389054054
                     (CUSIP Numbers of Class of Securities)

                               Michael C. Wilhelm
                                     E.ON AG
                                Benningsenplatz 1
                                40474 Dusseldorf
                                     Germany
                               011 49 211 4579 200

                                   Copies to:

                                Edward F. Greene
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                     England
                               011 44 20 7614 2200

                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                        ---------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. IF AND WHEN E.ON COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF POWERGEN, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND POWERGEN WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AT WWW.SEC.GOV.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document.

On August 16, 2001, E.ON held a teleconference to discuss its interim financial results for the period from January 1, 2001 to June 30, 2001. The following is a transcript of remarks made during the teleconference, regarding the status of the regulatory approval process related to E.ON's pre-conditional offer for Powergen.

Telephone Conference


August 16, 2001

Speech by Kiran Bhojani

Thank you Erhard.

At this time, we would like to make some brief comments regarding the regulatory process related to our pre-conditional offer for Powergen.

Due to the numerous questions in the past few weeks pertaining to the regulatory status of this transaction, we would like to update you as follows:

Kentucky

As far as Kentucky is concerned, the Kentucky Public Service Commission (PSC) has approved the acquisition by E.ON AG of Louisville Gas and Electric Company (LG&E), Kentucky Utilities Company (KU) and Powergen.

The approval issued by PSC requires us to honor many of the same conditions under which the merger with Powergen was approved in May 2000. The deadline for our response was Monday August 8th . We have accepted the order of PSC, but there still needs to be clarification on a few details.

Virginia & FERC

Regarding Virginia and FERC (Federal Energy Regulatory Commission) - both applications were filed on June 12th and we expect to receive the approvals from the respective authorities by mid October. In both filings we do not expect any public hearings. We have not received any extensive data requests from both authorities and we do not expect any intervention from third parties.

Hart-Scott-Rodino (Equivalent to Cartel Authorities)

We will file this document during the month of August and expect the waiting period to end sometime by the end of September.

SEC

The SEC has already received a draft of the Form U1 filing to be made by us under PUHCA two weeks ago. We will make our formal filing within the next few weeks. We expect the issue of public notice by the SEC in the middle of October and the full approval by the end of this year.

EU

In the case of the EU filings, we expect to file these documents in the next few weeks and the approval one month after filing.

OFGEM

As far as OFGEM (Office for Gas and Electricity Market) is concerned, there is no filing necessary. It is only a formal requirement that requires Powergen to ask for clarification that nothing changes regarding Powergen's customer rates in the UK market. Clearence from OFGEM will be requested after the EU approval.

Final Closing

After all of these approvals have been cleared, under the UK takeover code there is a maximum period of 109 days for the transaction to be fully completed.

E.ON may, however, elect with Powergen's consent to implement the transaction by a Scheme of Arrangement which is a UK legal procedure involving a shareholders' meeting and the consent of the UK court to transfer ownership of Powergen to E.ON. The timing of a Scheme of Arrangement depends, among other things, on court hearing dates but it could take around 8 to 10 week to implement. We expect to make a final decision on the offer structure around the end of the year.

To Summarize:

With the exception of the SEC approval under PUHCA (where the approval is expected by end-of-year), all other regulatory approvals in the US as well as in Europe are expected to be received latest by the end of October.

This concludes my remarks on the regulatory approvals. Please understand that we cannot make any further comments on the approval process of Powergen for legal reasons.

Now Dr. Schipporeit and I are happy to answer all your questions.

The following is a copy of E.ON's Interim Report for the period from January 1, 2001 to June 30, 2001, which E.ON is filing with the SEC under cover of Form 6-K. Section V of the Interim Report discusses the status of certain regulatory approvals sought in connection with E.ON's pre-conditional offer for Powergen.


                                                                       E.ON Logo




Interim Report
January 1 - June 30, 2001


o   Turnaround in Energy Division's internal operating profit



o   Group internal operating profit up sharply



o   BP transaction accelerates E.ON's focus on core energy business



o E.ON continues to expect markedly improved Group internal operating profit for full-year 2001

I   Group Performance

Note: Under U.S. GAAP, the date of the VEBA-VIAG merger's entry into the Commercial Register determines the inclusion of the former VIAG in E.ON's Consolidated Financial Statements. For this reason, the companies of the former VEBA contributed full twelve-month figures to the 2000 financial year. The companies of the former VIAG contributed figures for the period July through December 2000 only. We have calculated pro-forma figures for 2000 in accordance with U.S. GAAP in order to enable a comparison of the Company's performance in 2000 and 2001. The pro-forma figures depict the E.ON Group as if the VEBA-VIAG merger had been consummated on January 1, 2000.


================================================================================
E.ON Group financial highlights

First half                                                 pro forma*     +/-
                                                                           %
Euro in millions                                 2001         2000
--------------------------------------------------------------------------------
Sales                                           44,535       46,192        - 4
--------------------------------------------------------------------------------
Internal operating profit                        1,964        1,294        +52
--------------------------------------------------------------------------------
Results from ordinary business activities        2,035        6,001       - 66
--------------------------------------------------------------------------------
Group net income                                   832        3,169       - 74
--------------------------------------------------------------------------------
Investments                                      5,722        5,064       + 13
--------------------------------------------------------------------------------
Cash flow from operating activities              2,285        1,737       + 32
--------------------------------------------------------------------------------
Employees at end of 1H01 and 2000              195,252      186,788        + 5
--------------------------------------------------------------------------------
Earnings per share (in Euro)                      1.22         4.35       - 72
================================================================================
*Pro-forma figures for 2000 depict the E.ON Group as if the VEBA-VIAG merger had been consummated on January 1, 2000.


Group internal operating profit surged 52 percent year-on-year in the first half of 2001. This sharp increase results primarily from the successful portfolio-slimming measures at our Telecommunications Division. In addition, VEBA Oel, Viterra, Stinnes, and VAW aluminium posted markedly higher earnings. Our Energy Division's internal operating profit experienced a turnaround. For the first time since energy market liberalization, Energy's earnings topped the year-earlier figure.

In the first six months of 2001 the Group amortized goodwill totaling Euro 371 million compared with Euro 517 million during the same period last year.

As anticipated, results from ordinary business activities fell 66 percent year-on-year to Euro 2,035 million. The year-earlier number included gains from the disposition of our telecoms shareholdings, E-Plus (Euro 3.5 billion) and Cablecom (Euro 0.8 billion), the main reason for the significant decline. The figure for the first half of 2001 contains comparatively few extraordinary items and chiefly reflects the net book gains from the sale of VIAG Interkom (Euro 110 million) and from the disposal of Bewag and HEW (Euro 102 million).

Restructuring and cost-management expenses primarily impacted ASTA Medica and MEMC. Other nonoperating earnings principally reflect the costs stemming from the merger of Degussa-Huls and SKW Trostberg to form the new Degussa. This item also includes our additional contribution to Remembrance, Responsibility, and the Future, the German industry foundation, and exceptional provisions for damages arising from former mining activities.

Income taxes declined markedly to Euro 1,155 million. The Company's tax rate climbed to 57 percent from 43 percent a year ago. The higher rate results from an increase in the valuation allowance related to deferred tax assets at MEMC in the amount of Euro 297 million.

The above-mentioned factors reduced Group net income after taxes and minority interests 74 percent year-on-year to Euro 832 million and earnings per share 72 percent to Euro 1.22.

======================================================================================
First half                                                       pro forma

Euro in millions                                        2001        2000        +/- %
Group internal operating profit
                                                        1,964       1,294        + 52
Net book gains
                                                          193       4,557        - 96
Cost-management and restructuring expenses
                                                         - 97       - 107         + 9
Other nonoperating earnings
                                                        - 288          33           -
Foreign E&P taxes
                                                          263         224        + 17

Results from ordinary business activities               2,035       6,001        - 66

Income taxes
                                                      - 1,155     - 2,555        + 55
Minority interests
                                                         - 46       - 277        + 83

 Earnings resulting from first-time application
   of SFAS 133                                            - 2         -         -

 Group net income                                         832       3,169        - 74
======================================================================================

II  Performance by Division

======================================================================================
Group sales
                                                                pro forma       +/-
First half                                              2001       2000          %
Euro in millions
--------------------------------------------------------------------------------------
Energy                                                  8,774       6,434        + 36
--------------------------------------------------------------------------------------
Chemicals                                              10,559       9,751         + 8
--------------------------------------------------------------------------------------
Other Activities                                       25,556      29,185        - 12
--------------------------------------------------------------------------------------
E.ON AG/other/consolidation                             - 354         822           -
--------------------------------------------------------------------------------------
Group external sales                                   44,535      46,192         - 4
======================================================================================

======================================================================================
Group internal operating profit
                                                                  pro forma       +/-
First half                                               2001       2000           %

Euro in millions
--------------------------------------------------------------------------------------
Energy                                                    984         949         + 4
--------------------------------------------------------------------------------------
Chemicals                                                 288         360        - 20
--------------------------------------------------------------------------------------
Other Activities*                                         380          56       + 579
--------------------------------------------------------------------------------------
E.ON AG/other/consolidation*                              312        - 71           -
--------------------------------------------------------------------------------------
Group internal operating profit                         1,964       1,294        + 52
======================================================================================
*To enhance the transparency of segment earnings, interest income resulting from the disposal of E-Plus, Cablecom, Orange Communications, and VIAG Interkom
    is reported under E.ON/other/consolidation. The figures for the year-earlier span were adjusted accordingly.

Energy
------

================================================================================

Energy                                                      pro forma
First half                                                                 +/-
Euro in millions                                 2001          2000         %

Sales                                            8,774         6,434       + 36

  Electricity                                    6,107         5,039       + 21

  - thereof: electricity tax                       285           109      + 161

  Natural gas                                    1,310           762       + 72

  Water                                            110           109        + 1

  Other                                          1,247           524      + 138

Internal operating profit                          984           949        + 4

Investments                                      2,944         1,849       + 59

- thereof: property, plant, and equipment          475           344       + 38

- thereof: financial assets                      2,469         1,505       + 64

Production/sales volume                         kWh in        kWh in
                                               millions      millions

Power supplied                                 140,424       110,468       + 27

Power generated                                 69,176        61,112       + 13

Natural gas sales volume                        43,903        39,439       + 11

Water sales volume (million cubed)               126,9         128,9        - 2
================================================================================

Our Energy Division supplied roughly 30 billion kilowatt-hours (kWh) or 27 percent more power compared with the year-earlier figure. Primary contributors to the increase were considerably higher commodity trading volumes as well as Sydkraft, the Swedish utility that has been fully consolidated since May 1, 2001. Slightly more power was supplied to standard-rate and residential customers, regional utilities as well as industrial and commercial customers. Preliminary estimates for the first six months of 2001 indicate that electricity consumption from Germany's public grid increased 2 percent compared with a 3 percent increase for the year-earlier period.

The Energy Division met around 47 percent of its power requirements with electricity from its own generation fleet compared with 55 percent in the first half of last year. At 76.8 billion kWh, roughly 53 percent more power was purchased from other suppliers (including trading). This lifted the share of power procured from outside sources during first-half 2001 to 53 percent against 45 percent a year ago.

The uptick in natural gas sales volume resulted mainly from the first-time inclusion of HEIN GAS Hamburger Gaswerke (HGW) beginning on June 1, 2001. In addition, E.ON Energie reported weather-related consumption increases among residential customers and small businesses. Water sales volume was nearly on par with the figure from the first half of 2000.

In the first six months of 2001, E.ON Energie's sales distinctly surpassed the year-earlier figure due to markedly higher sales volumes, the modest recovery in power prices, and the full consolidation of Sydkraft. For the first time since energy market liberalization, our Energy Division's internal operating profit increased year-on-year. Efficiency-boosting measures, slightly firmer electricity prices, and higher sales volumes more than offset the increased fuel costs related to Germany's Renewable Energy and Co-Generation Protection Laws. Our new Sydkraft subsidiary also contributed to the earnings improvement.

Chemicals
---------

================================================================================

 Chemicals                                                   pro forma      +/-
 First half                                                                  %

 Euro in millions                                2001           2000

 Sales                                          10,559         9,751        + 8

 Internal operating profit                         288           360       - 20

 Investments                                     1,656           712      + 133

 - thereof: property, plant, and equipment         690           570       + 21

 - thereof: financial assets                       966           142      + 580
================================================================================

Our Chemicals Division's business environment deteriorated further in the second quarter of 2001. In North America there is no sign of a turnaround in that region's distinctly sluggish economy. In Europe--and particularly in Germany--economic growth has slackened more than initially anticipated. Prices for important raw materials continue to be high. In this climate, Degussa further boosted sales. Excluding precious metals trading, Degussa's sales revenues rose 7 percent year-on-year to Euro 8.7 billion; adjusted for changes in Degussa's scope of consolidation, sales were up 8 percent.

At Euro 288 million, Degussa's internal operating profit declined 20 percent from the very high year-earlier number. In addition to the economic slowdown, earnings were also impaired by high raw material costs as well as by markedly increased interest expenses and goodwill amortization stemming from the acquisition of Laporte. Degussa's Health & Nutrition, Specialty Polymers, Construction Chemicals, and Coatings & Advanced Fillers divisions posted higher earnings, whereas Fine & Industrial Chemicals and Performance Chemicals reported earnings declines.

Other Activities
================================================================================

 Oil
 First half                                                               +/-
 Euro in millions                                2001          2000        %

 Sales                                          13,710        13,410        + 2

 - thereof: petroleum tax                        4,443         4,691        - 5

 Internal operating profit                         189            34      + 456

 Investments                                       235         1,277       - 82

 - thereof: property, plant, and equipment         218           293       - 26

 - thereof: financial assets                        17           984       - 98
================================================================================


In the wake of portfolio slimming measures, in the first half of 2001 our Oil Division's crude oil production fell 9 percent to 23.8 million barrels and its natural gas production declined 1 percent to 561 million cubic meters. Production startup at a new field in the Dutch North Sea nearly offset the decline in natural gas production. The sales volume of petroleum products slipped 8 percent to 17.8 million tons primarily because of slower business outside Germany. The sales volume of petrochemical products declined 9 percent to 2.4 million tons.

Despite lower sales volumes, VEBA Oel's sales rose slightly owing to higher product prices. The improvement in internal operating profit is mainly the result of higher refining margins as well as cost reductions. In addition, service station margins improved again. At $23.4 per ton, the average Rotterdam refining margin was up $3.1 per ton compared with the figure for the first six months of last year. The average crude oil price was $26.6 per barrel against $26.8 per barrel for the year-earlier period.

================================================================================

 Real Estate
 First half                                                                +/-
 Euro in millions                                 2001          2000        %

 Sales                                             588           573        + 3

 Internal operating profit                          54            35       + 54

 Investments                                        56            72       - 22

 - thereof: property, plant, and equipment          48            51        - 6

 - thereof: financial assets                         8            21       - 62
================================================================================

In our Real Estate Division, Viterra generated 3 percent higher sales. The expansion of Energy Services and increased rental income at the Commercial division were chiefly responsible for the uptick. Residential Investment sold additional housing units late last year, which led to this division's reporting lower rental revenue than in first-half 2000.

Viterra's internal operating profit climbed 54 percent to Euro 54 million. Residential Services posted a large earnings increase resulting in particular from Energy Services' business expansion.

================================================================================

 Telecommunications                                           pro forma
 First half                                                                 +/-
 Euro in millions                                 2001          2000         %

 Sales                                             261           156       + 67

 Internal operating profit*                       - 86         - 430       + 80

 Investments                                       134           602       - 78

 - thereof: property, plant, and equipment         134           151       - 11

 - thereof: financial assets                         -             1          -
================================================================================

*To enhance the transparency of segment earnings, interest income resulting from the disposal of E-Plus, Cablecom, Orange Communications, and VIAG Interkom is reported under E.ON/other/consolidation. The figures for the year-earlier span were adjusted accordingly.

The improvement in Telecommunications' internal operating profit stems principally from the divestment of VIAG Interkom and Orange Communications and the related elimination of operating losses. In addition, the Company's remaining telecoms shareholdings--ONE in Austria and Bouygues Telecom in France--showed operating improvements. The key factors were higher sales revenues and lower customer acquisition costs at both companies. Beginning in early 2001, the vigorous growth of Austria's mobile phone market began to slacken. At the end of June 2001, ONE had 1,260,000 cellular phone subscribers or 20 percent of the Austrian market.

================================================================================

 Distribution/Logistics                                      pro forma
 First half                                                                 +/-
 Euro in millions                                2001          2000          %

 Sales                                           8,672        12,933       - 33

 Internal operating profit                         166           341       - 51

 Investments                                       151           257       - 41

 - thereof: property, plant, and equipment         139           155       - 10

 - thereof: financial assets                        12           102       - 88
================================================================================

For first-half 2001, our Distribution/Logistics Division comprises only Stinnes and Klockner & Co. The year-earlier figures include the electronics operations we sold in fall 2000. This is the reason why Distribution/Logistics reported appreciably lower sales and internal operating profit for the first six months of 2001.

Stinnes's first-half sales were slightly above the year-earlier figure. Adjusted for the building materials operations sold in mid-year 2000, Stinnes generated markedly higher sales revenues. This stems from the positive development at Stinnes's Transportation and Chemicals divisions as well as from the first-time consolidation of Holland Chemical International, which Stinnes acquired late last year. Internal operating profit substantially exceeded the prior year's figure. The improvement results from the solid performances put in by the Transportation and Chemicals divisions.

Klockner & Co's sales declined due to the disposal of its trading business. On a like-for-like basis, first-half 2001 sales revenues in Klockner's materials warehousing business were largely unchanged from the same period a year ago. Lower steel prices and weaker demand were chiefly responsible for the decline in internal operating profit. These developments particularly impacted Klockner's operations in Germany, Spain, and the U.S.

================================================================================

 Aluminum                                                    pro forma
 First half                                                                 +/-
 Euro in millions                                2001           2000         %

 Sales                                           1,906         1,702       + 12

 Internal operating profit                         162           138       + 17

 Investments                                       133            78       + 71

 - thereof: property, plant, and equipment         124            71       + 75

 - thereof: financial assets                         9             7       + 29
================================================================================

In the first six months of 2001, our Aluminum Division (VAW aluminium) operated in a satisfactory business climate. Aluminum consumption failed to decline for the first time since the middle of last year. Although aluminum prices in the second quarter of 2001 were down quarter-on-quarter, at $1,540 per ton they remained historically high owing to continued production cuts. The first-time consolidation of Australia's Kurri Kurri smelter and the strong dollar represented additional positive factors. VAW aluminium grew sales 12 percent and internal operating profit 17 percent.

================================================================================

 Silicon Wafers
 First half                                                                +/-
 Euro in millions                                 2001          2000        %

 Sales                                             419           411        + 2

 Internal operating profit                       - 105          - 62       - 69

 Investments                                        30            23       + 30

 - thereof: property, plant, and equipment          30            23       + 30

 - thereof: financial assets                         -             -          -
================================================================================

Like many companies in the semiconductor and wafer sectors, MEMC's development reflects its dramatically deteriorated market environment. Owing to currency effects, our wafer subsidiary's sales for the first six months of 2001 were up slightly compared with last year's figure. But excluding South Korea's MEMC Korea Company, which has been consolidated since the fourth quarter of 2000, MEMC's first-half sales revenues were down markedly. The company's operating loss was significantly larger. MEMC has therefore continued its vigorous efforts to improve the company's cost structure. These measures include closing a wafer production facility in Texas, reducing staff, and instituting temporary production stoppages. Owing to its tight earnings and liquidity situation, MEMC increased its valuation allowance related to deferred tax assets.

III   Employees

================================================================================

  Employees                          June 30, 2001     Dec. 31, 2000        %

  Energy                                 41,314             34,406        + 20

  Chemicals                              63,206             62,110         + 2

  Other Activities                       90,086             89,613         + 1

  E.ON AG/other                             646                659         - 2

  Total                                 195,252            186,788         + 5
================================================================================

The E.ON Group employed 195,252 people worldwide at the end of June 2001. This represents an increase of roughly 5 percent versus year-end 2000 and reflects major acquisitions at our Energy and Chemicals Divisions.

The number of employees at our Energy Division rose by around 7,000 due to the acquisition of a majority stake in Sweden's Sydkraft and the takeover of HGW. The purchase of Laporte, a fine chemicals enterprise based in the U.K., added roughly 1,100 employees to our Chemicals Division. At Distribution/Logistics, Stinnes's staff increased by more than 1,000 owing to the first-time consolidation of several operations outside Germany. By contrast, ongoing restructuring measures led to staff reductions at a number of other Group companies, chiefly at VEBA Oel.

Expenses for wages and salaries including social security contributions amounted to about Euro 5.13 billion compared with Euro 5.34 billion in the year-earlier period.

IV    Investments

================================================================================

 Investments                                    2001           pro forma 2000
                                         --------------------------------------
 First half                                          %                      %

 Euro in millions

   Energy                                  2,944     51       1,849        36

   Chemicals                               1,656     29         712        14

   Other Activities                          739     13       2,309        46

   E.ON AG/other/consolidation               383      7         194         4

   Total                                   5,722    100       5,064       100
================================================================================

In the first six months of 2001, the E.ON Group's investments totaled Euro 5.7 billion--up 13 percent year-on-year. Spending on fixed and intangible assets rose 2 percent to Euro 1.9 billion. Investments in financial assets climbed 19 percent to Euro 3.8 billion.

At our Energy Division, investments surpassed the year-earlier figure by 59 percent. Major investments in first-half 2001 included the increased stockholding at Sydkraft as well as the acquisition of shares in Elektrizitatswerk Minden-Ravensberg and in ESWE Versorgungs AG (formerly Stadtwerke Wiesbaden). Chemicals' capital expenditures rose considerably owing to the takeover of Laporte, the U.K.-based fine chemicals company. Investments by our Other Activities declined appreciably. The exceptionally high year-earlier number reflects our Oil Division's acquisition of Mobil Oil's Aral interest.

V     Highlights

As part of its ongoing focus on specialty chemicals, in late May Degussa sold its dental unit for about Euro 576 million to Dentsply of the U.S. The disposal still requires antitrust approval from the EU.

In a first step toward exiting the pharmaceuticals business, in June Degussa sold AWD Pharma, part of its ASTA Medica subsidiary, for around Euro 50 million to Pliva, a Croatian pharmaceuticals enterprise. It is expected that the transaction will be completed during the third quarter of this year.

In July Degussa sold the former SKW Trostberg's marketing operations for potassium chloride and sodium dicyanogen to Oxon Italia. This deal marks the completion of the commitments made to the EU Commission stemming from the merger of VEBA and VIAG to form E.ON.

In early August Degussa sold ASTA Medica's oncology business for Euro 525 million to Switzerland's Baxter Healthcare, a subsidiary of U.S.-based Baxter International. The transaction is subject to antitrust approval in Germany and the U.S. and is expected to be completed by the end of the year at the latest.

In July E.ON Energie and Austria's Verbund reached an Agreement in Principle to form a joint hydroelectric venture. The company, European Hydro Power, will comprise all the two companies' hydroelectric activities. Plans call for the new entity to begin operations on January 1, 2002. The company's roughly 200 hydroelectric plants with a total installed capacity of around 9,600 megawatts will make it Europe's third-largest hydroelectric generator. The agreement is subject to Supervisory Board and antitrust approval.

E.ON and BP reached an agreement in July to restructure their oil and gas activities in Germany. Around the turn of the year 2001/2002, E.ON will acquire 51 percent of Gelsenberg, a BP subsidiary, as part of a capital increase. Gelsenberg holds 25.5 percent of Ruhrgas. Beginning in January 2002, BP has the option to sell its remaining 49 percent interest in Gelsenberg to E.ON. Also at the turn of the year, BP will acquire 51 percent of VEBA Oel as part of a capital increase and redeem shareholder loans granted by E.ON to VEBA Oel totaling around Euro 1.9 billion. Starting in April 2002, E.ON can exercise a put option to sell its remaining 49 percent VEBA Oel interest to BP. The transactions are subject to antitrust approval.

In early August the Commonwealth of Kentucky gave its approval in principle to E.ON's indirect acquisition of LG&E Energy, the Kentucky-based energy utility; a number of details must still be resolved with the Kentucky Public Service Commission. In addition, we began the process of applying for the necessary consents from the U.S. Securities and Exchange Commission under the Public Utilities Holding Company Act. The acquisition is also subject to obtaining other regulatory approvals in the U.S. and from the European Commission. We continue to expect that we will fulfill all other pre-conditions by the end of 2001 and complete the transaction as planned in spring 2002.

In early August E.ON sold Duisburg-based Klockner & Co, a wholly owned subsidiary, to Balli Group of London. E.ON expects to realize a book gain of around Euro 150 million from the disposal. In late 2000 Balli had acquired Klockner & Co's chain-of-delivery steel trading business. The divestment of Klockner & Co represents a further milestone in E.ON's focus on its core energy business. The transaction is subject to antitrust approval.


VI    Outlook

The agreement reached with BP in July to reorganize the two companies' oil and gas activities was of considerable strategic significance and represents important progress in our focus and growth strategy. The deal gives us the unique opportunity to combine, as part of our exclusive focus on energy, the divestment of VEBA Oel with unprecedented growth in the attractive gas sector, one of our core businesses. Following the VEBA-VIAG merger and the planned takeover of Powergen, this transaction represents the third milestone as we systematically implement our corporate strategy.

We continue to expect Group internal operating profit for full-year 2001 to markedly surpass the previous year's number, though not at the first-half's high rate of increase. As anticipated, results from ordinary business activities for full-year 2001 will come in significantly below the 2000 figure. This is because we do not expect to post comparable gains from disposals, in part owing to the tax relief on capital gains that will take effect in Germany in 2002.

At our Energy Division we anticipate that electricity prices will continue to stabilize and that Energy's internal operating profit for full-year 2001 will be slightly above the prior-year figure. We also expect an earnings-enhancing effect from the first-time consolidation of Sydkraft.

In view of the more dramatic-than-anticipated deterioration of the global economic climate, the chemicals industry is not expected to rally until early 2002. This renders even more important the cost-management measures that Degussa began implementing at the beginning of the year and the realization of merger synergies, which the company will continue to implement systematically. Overall, we expect Chemicals to report a full-year internal operating profit on the level of the previous year's figure.

Overall, we anticipate that our Other Activities will post a significantly higher full-year internal operating profit for 2001. We are forecasting MEMC to report a markedly greater operating loss for full-year 2001 owing to the dramatic deterioration of the market for silicon wafers. Moreover, we expect to take considerable one-off charges resulting from our plans to exit this activity. We anticipate that our Oil Division's full-year internal operating profit will be on par with the prior year's solid results. We are forecasting that Klockner & Co's internal operating profit will be lower year-on-year. By contrast, we expect earnings improvements at our Real Estate and Telecommunications Divisions as well as at Stinnes and VAW aluminium.

VII   Interim Consolidated Financial Statements

E.ON AG and Subsidiaries Consolidated Statements of Income

================================================================================

 Second quarter                                                       pro forma

 Euro in millions                                            2001        2000
--------------------------------------------------------------------------------

 Sales                                                      21,816      23,801

 Petroleum and electricity taxes                           - 2,131     - 2,548

 Sales, net of petroleum and electricity taxes              19,685      21,253

 Costs of goods sold and services provided                - 16,563    - 17,729

--------------------------------------------------------------------------------
 Gross profit from sales                                     3,122       3,524
--------------------------------------------------------------------------------

 Selling expenses                                          - 1,809     - 1,668

 General and administrative expenses                         - 695       - 764

 Other operating income/expenses                              - 31       - 261

 Financial earnings, net                                       348           4

--------------------------------------------------------------------------------
 Results from ordinary business activities                     936         835
--------------------------------------------------------------------------------

 Income taxes                                                - 760       - 317
--------------------------------------------------------------------------------

 Minority interests                                             69       - 158

--------------------------------------------------------------------------------
 Income before adjustments stemming from first-time
 application of SFAS 133                                       245         360
--------------------------------------------------------------------------------
 Adjustments stemming from first-time application
 of SFAS 133, after taxes                                        0           0
--------------------------------------------------------------------------------
 Group net income                                              245         360
================================================================================
 Earnings per share (in Euro)                                 0.37        0.49
================================================================================


E.ON AG and Subsidiaries Consolidated Statements of Income

================================================================================

 First half                                                           pro forma

 Euro in millions                                            2001        2000
--------------------------------------------------------------------------------

 Sales                                                      44,535      46,192

 Petroleum and electricity taxes                           - 4,725     - 4,800

 Sales, net of petroleum and electricity taxes              39,810      41,392

 Costs of goods sold and services provided                - 33,329    - 34,429
--------------------------------------------------------------------------------
 Gross profit from sales                                     6,481       6,963
--------------------------------------------------------------------------------

 Selling expenses                                          - 3,414     - 3,351

 General and administrative expenses                       - 1,418     - 1,541

 Other operating income/expenses                             - 345       4,106

 Financial earnings, net                                       420       - 176
--------------------------------------------------------------------------------
 Results from ordinary business activities                   2,035       6,001
--------------------------------------------------------------------------------
 Income taxes                                              - 1,155     - 2,555
--------------------------------------------------------------------------------
 Minority interests                                           - 46       - 277
--------------------------------------------------------------------------------
 Income before adjustments stemming from first-time
 application of SFAS 133                                       834       3,169
--------------------------------------------------------------------------------
 Adjustments stemming from first-time
 application of SFAS 133, after taxes                          - 2           0
--------------------------------------------------------------------------------
 Group net income                                              832       3,169

 Earnings per share (in Euro)                                 1.22        4.35
================================================================================

E.ON AG and Subsidiaries Consolidated Balance Sheet

================================================================================
 Euro in millions                                June 30, 2001     Dec. 31, 2000
--------------------------------------------------------------------------------
 Assets

 Intangible assets                                   11,345            9,714

 Property, plant, and equipment                      35,457           28,844

 Financial assets                                    15,096           24,782
--------------------------------------------------------------------------------
 Fixed assets                                        61,898           63,340
--------------------------------------------------------------------------------
 Inventories                                          7,803            7,166

 Receivables, trade                                  13,470           11,297

 Other receivables and assets                        13,141           13,443

 Businesses held for sale                                 0              989

 Liquid funds                                        16,634            8,501
--------------------------------------------------------------------------------
 Non-fixed assets                                    51,048           41,396
--------------------------------------------------------------------------------
 Deferred taxes                                         967            1,074
--------------------------------------------------------------------------------
 Prepaid expenses                                       661              405
--------------------------------------------------------------------------------
 Total assets                                       114,574          106,215

 Liabilities and stockholders' equity

 Stockholders' equity                                26,445           28,033
--------------------------------------------------------------------------------
 Minority interests                                   6,335            5,123
--------------------------------------------------------------------------------
 Provisions for pensions                              9,069            8,736

 Other provisions                                    26,823           24,799
--------------------------------------------------------------------------------
 Accrued liabilities                                 35,892           33,535
--------------------------------------------------------------------------------
 Financial liabilities                               15,989           14,047

 Other liabilities                                   26,053           21,873
--------------------------------------------------------------------------------
 Liabilities                                         42,042           35,920
--------------------------------------------------------------------------------
 Deferred taxes                                       2,900            2,720
--------------------------------------------------------------------------------
 Deferred income                                        960              884
--------------------------------------------------------------------------------
 Total liabilities and stockholders' equity         114,574          106,215
================================================================================

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

================================================================================
 First half                                                            pro forma
 Euro in millions                                           2001          2000
--------------------------------------------------------------------------------
 Net income                                                 832          3,169
 Minority interests                                          46            277
 Adjustments to reconcile net income to cash flow
 from operations
   Depreciation and amortization                          2,286          2,510
   Changes in deferred taxes                                379          - 392
   Changes in provisions                                    242            323
   Other non-cash items
                                                          - 353            178
   Gains from disposition of fixed assets
                                                          - 456        - 4,680
 Changes in operating assets and liabilities
                                                          - 691            352
--------------------------------------------------------------------------------
 Cash provided by (used for) operating activities         2,285          1,737
--------------------------------------------------------------------------------
 Proceeds from disposition of:
   Financial assets                                      14,436          1,329
  Intangible assets and fixed assets
                                                            377            594
 Purchase of:
   Financial assets                                     - 3,846        - 3,231
   Intangible assets and fixed assets
                                                        - 1,876        - 1,833
 Changes in securities (> 3 months)
                                                        - 1,243          1,488
--------------------------------------------------------------------------------
 Cash provided by (used for) investing activities         7,848        - 4,629
--------------------------------------------------------------------------------
 Payments to acquire E.ON AG shares                     - 2,369              -
 Payment of cash dividends to:
   Shareholders of E.ON AG                                - 954          - 849
   Minority interests                                     - 138           - 78
 Changes in financial liabilities                       - 2,143          4,052
--------------------------------------------------------------------------------
 Cash provided by (used for) financing activities       - 5,604          3,125
--------------------------------------------------------------------------------

 Net increase (decrease) in cash and cash
 equivalents (< 3 months)                                 4,529            233
 Effect of foreign exchange rates on cash and cash
 equivalents (< 3 months)                                    36             10
 Liquid funds at beginning of period (< 3 months)         1,206          1,166
--------------------------------------------------------------------------------
 Liquid funds at end of period (< 3 months)               5,771          1,409
--------------------------------------------------------------------------------
 Securities at end of period, other than trading
 (> 3 months)                                            10,863          7,328
--------------------------------------------------------------------------------
 Liquid funds as shown on the balance sheet              16,634          8,737
================================================================================

Earnings per share

=====================================================================================================
                                             Second quarter    pro forma     First half   pro forma
                                                  2001           2000          2001          2000
-----------------------------------------------------------------------------------------------------
Net income                        Euro in        245            360           832           3,169
                                  millions
-----------------------------------------------------------------------------------------------------
Number of outstanding shares      1,000          675,046        728,048       683,982       728,048
(weighted average)                shares
-----------------------------------------------------------------------------------------------------
Earnings per share                in Euro        0.37           0.49          1.22          4.35
=====================================================================================================

Notes. By the end of the first half of 2001 we had purchased a total of roughly 56 million E.ON shares as part of our share buyback program approved by E.ON AG's Supervisory Board on September 22, 2000. This amounts to 7.4 percent of the Company's capital stock.

The first half of 2001 saw the following changes to E.ON's scope of consolidation:

o In order to comply with the commitments made during the VEBA-VIAG merger control process, E.ON Energie reached an asset-swap agreement with Hamburgische Electricitats-Werke (HEW). E.ON Energie transferred its 49 percent stake in BEWAG, the Berlin-based energy utility, to HEW. In return, E.ON Energie received a 61.9 percent interest in HGW and a cash payment. HGW is fully consolidated as of June 1, 2001.

o On February 1, 2001, E.ON Energie acquired additional shares in Sydkraft, the Malmo-based electric company, from four Swedish municipalities. This increased E.ON Energie's shareholding to a total of 29.4 percent of Sydkraft's capital stock and 42.8 percent of the Swedish utility's voting rights. On February 21, 2001, E.ON Energie tendered Sydkraft's minority shareholders a takeover offer with a deadline of the end of April. E.ON Energie now holds 60.6 percent of Sydkraft's capital stock and 65.7 percent of its voting rights. Sydkraft is fully consolidated as of May 1, 2001.

o On January 15, 2001, Degussa tendered a cash offer of (pound)6.97 per share to the stockholders of Laporte, the U.K.-based specialty chemicals enterprise. By the end of June 2001, Degussa had acquired 100 percent of Laporte's capital stock. Laporte is fully consolidated as of April 1, 2001.

o On January 16, 2001, E.ON exercised the put option to sell its 45 percent interest in VIAG Interkom. E.ON had reached the option agreement with British Telecom in August 2000. Beginning February 19, 2001, VIAG Interkom is no longer included in E.ON's Consolidated Financial Statements.

o To enhance the transparency of segment earnings, interest income stemming from the disposal of E-Plus, Cablecom, Orange Communications, and VIAG Interkom is reported under E.ON AG/other/consolidation. The figures for the year-earlier period were adjusted accordingly.

o In 2001 our Distribution/Logistics Division comprises just Stinnes (logistics services) and Klockner & Co (metals trading). We sold our electronics operations in fall 2000 to a consortium of European and American buyers.

Prior-year figures are pro forma and were calculated on a like-for-like basis. Additional, actual figures for 2000 are not provided.

The E.ON Group's Consolidated Statements of Cash Flow for the quarter ended March 31, 2001, require adjustment owing to a classification error in the Chemicals Division. After the adjustment, "Cash provided by (used for) operating activities" for the first quarter amounts to Euro 1,009 million; "Cash provided by (used for) financing activities" amounts to Euro 2,817 million. This adjustment does not affect the liquid funds as shown on the balance sheet.

The Interim Consolidated Financial Statements were reviewed by our independent auditors, PwC Deutsche Revision AG Wirtschaftsprufungsgesellschaft, Dusseldorf.

Financial Calendar

November 15, 2001    Interim Report: January - September 2001

March 21, 2002       Annual Press Conference, Analysts' Conference

May 16, 2002         Interim Report: January - March 2002

May 28 2002          Annual Shareholders' Meeting

August 15, 2002      Interim Report: January - June 2002


This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON's filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the section of E.ON's 2000 Annual Report on Form 20-F entitled "Item 3. Key Information: Basic Risk Factors."